SECURITIES AND EXCHANGE COMMISSION
                        	Washington, DC 20549

                              	SCHEDULE 13G

                 	Under the Securities Exchange Act of 1934

                          	(Amendment No. 10 )*

	                        Ruby Tuesday, Inc.
                        	(Name of Issuer)

	                          COMMON STOCK
                   	(Title of Class of Securities)

                           	781182-10-0
                         	(CUSIP Number)

	Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 781182-10-0

     1)  Names of Reporting Persons/S.S. or I.R.S. Identification
         Nos. of Above Persons:  ARTHUR R. OUTLAW
                                      ###-##-####
     2)  Check the Appropriate Box if a Member of A Group:
    	  (a)  [ ]_____________________________________________________
       (b)  [ ]_____________________________________________________

    	3)  SEC Use Only:

   	4)  Citizenship or Place of Organization: United States
	Number of   (5) Sole Voting Power: 1,800,727
	Shares Bene-
 ficially    (6) Shared Voting Power: *None
	Each Repor  (7) Sole Dispositive Power: 1,800,727
	ing Person
	With        (8) Shared Dispositive Power: *None

     9)  Aggregate Amount Beneficially Owned by Each Reporting
         Person: 1,800,727
    10) Check if the Aggregate Amount in row (9) Excludes Certain Shares (See Instructions): [X] See Item 4
    11)  Percent of Class Represented by Amount in Row 9:  10.1%
    12)  Type of Reporting Person (See Instructions): IN



Item 1(a).  Name of Issuer:

     Ruby Tuesday, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

	Street Address:			                Mailing Address:
	4721 Morrison Drive			            P.O. Box 160266
	Mobile, AL  36609			              Mobile, AL  36625

Item 2(a).  Name of Person Filing::

	Arthur R. Outlaw

Item 2(b).  Address of Principal Business Office or, if None,
Residence:

	4721 Morrison Drive
	Mobile, AL 36609

Item 2(c). Citizenship:

	American

Item 2(d). Title of Class of Securities:

	$.01 Par Common

Item 2(e). CUSIP Number:

	781182-10-0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is filing is a:

	N/A

Item 4. OWNERSHIP:

	   (a)  Amount beneficially owned:  1,800,727

	   (b)  Percent of class: 10.1%

	   (c)  Number of shares as to which such person has:

		   (i)  Sole power to vote or direct the vote:  1,800,727

    (ii) Shared power to vote or to direct the vote:  *None

   (iii) Sole power to dispose or to direct the disposion of:  1,800,727

    (iv) Shared power to dispose or to direct the disposition of:  *None

*Mr. Outlaw's wife individually owns 24,856 shares. Mr. Outlaw has no voting or investment power with regard to such shares and he disclaims any beneficial ownership to such shares.

Item 5.  Ownership of Five Percent or Less of a Class.

	N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	N/A

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

	N/A

Item 8. Identification and classification of the Members of the group.

	N/A

Item 9.  Notice of Dissolution of Group.

	N/A


Item 10.  Certification.

	Not Necessary


                      SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.

	Date: February 14, 1997

	Signature:   /s/ Arthur R. Outlaw

	Name/Title:  ARTHUR R. OUTLAW